Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Date: August 8, 2014

Explanatory note: A link to the following interview has been posted on http://www.globalmedtechleader.com.

Interview with Omar Ishrak and Toby Cosgrove

6 August 2014

CNBC: Power Lunch

Sue Herera: “Joining us to talk about a whole host of things, Omar Ishrak, CEO of Medtronic and Dr. Toby Cosgrove, the President and CEO of the Cleveland Clinic. They are both in Minneapolis for the Piper Jaffray Heartland Summit and we’re going to talk to them about those hot topics, as well as the impact of the Affordable Care Act on business. But we’re going to start, if we could, with Mr. Ishrak and the controversy over inversions. Walgreens just nixed that idea. What about Medtronic and your plan with Covidien? Because maybe it’s different for Walgreens, they’re more of a consumer company. Almost 100 percent, whereas Medtronic is not. Does it matter what kind of a company you are when you plan to do an inversion?”

Omar Ishrak: “I don’t want to make a general statement about inversion regarding different companies. What I do know is for us, the structure with Covidien was first and primarily driven by strategy from a healthcare perspective, in that together we could provide more value to the healthcare system and be a much more effective combination. And then once we determined that, then we assessed the most efficient structure through which we can operate more effectively as a company. And a lot of that has to do with investment back in the U.S. And that’s the way we structured the transaction, and we feel that’s the right thing to do.”

Sue Herera: “Where are you in the process of closing the deal with Covidien? Because there was a note put out by a leading firm on Wall Street today saying they’re only giving it a 60 percent chance of closing. Can you give the Street and us an update on where you are in that process?”

Omark Ishrak: “We’re progressing in our regulatory approval process, both in the U.S. and around the world. And that’s taking its normal course. We expect the deal to close either toward the end of this year or early next year. As far as we’re concerned all those measures are on track.”

Sue Herera: “Dr. Cosgrove, a pleasure to have you with us as well. And my colleague Meg Tirrell is here. Before I turn it over to Meg, I wanted to ask you your reaction to some of the media coverage that we’ve had on the ebola virus. Are you worried about it spreading, first of all. And do you think the media is making too much of it?”

Toby Cosgrove: “Well we have no evidence that we think this is going to spread. As you know ebola is one of those things that is spread by direct contact, particularly with fluids. And they have been very very careful at Emory. They have an organization that is specifically designed to look after these highly infectious diseases. The CDC has done a terrific job in monitoring this disease and we also have to recognize that we’re dealing with a global healthcare – and as much as we recognize we have a global economy, we have a global healthcare as well. And so a disease – SARS for example – is something that is going to affect us, as ebola will as well. So we have to be ready for these things.”

Sue Herera: “SARS is one I was going to ask you about. MERS is the other. We have to be ready for it, but what can we really do in this era of global transportation?”

Toby Cosgrove: “Well, we have to recognize for example, ebola is one of those things that burns out with quarantine. So we have to contain the disease over a period of time. Eventually we’ll have to learn how to deal with infectious disease in terms of cure and hopefully immunization that’ll prevent these. But we’re going to see more and more of these diseases. It is something the CDC talks about all the time, and they are really on top of this in terms of protecting our country is concerned.”

Sue Herera: “I’m going to turn it over to my colleague Meg.”

Meg Tirrell: “Thank you. Well let’s talk about another big issue that’s obviously huge in the health care industry. That’s the Affordable Care Act, and how that’s changing how you do both of your businesses. Let’s start with Omar Ishrak. You did an alliance with Sanofi earlier, really focusing on the outcomes of Diabetes research. Are we going to see more focus on the outcomes rather than on whatever device you’re working on or how much insulin you’re creating. Will there be more alliances like the one you did with Sanofi?”

Omar Ishrak: “I think there will be. I think focusing on outcomes solely is not enough. You have to determine the lowest cost for a given outcome. So if you can improve the outcome I think that’s even better. But the cost and outcome have to go together. I think as you look at outcomes, collaborations between different stakeholders can only help us achieve that goal. And so people with different expertise and a common goal being fairly transparent, actually completely transparent, in their dealings, achieving that common goal is the way in which we can really make a real difference in healthcare in the future.”

Meg Tirrell: “In addition to those kinds of alliances, how else is the Affordable Care Act really affecting your business? You’re seeing more customers with insurance, is that actually going to improve your business?”

Ishrak: “Well, you know we are one step removed from that, because you know, we haven’t seen a dramatic increase in patients or anything like that. Because the essence of increased coverage doesn’t necessarily translate into the types of treatments that we provide, which are mostly late-stage. So we haven’t really seen that connection yet. I think the focus in the Affordable Care Act, in encouraging and looking at outcomes and overall value, I think that’s where it will make a bigger difference. Where the payment models can change to look at a longer time horizon and therefore gives us more variables to impact to lower the cost to achieve the same outcome over that time horizon.”

Sue Herera: “Dr. Cosgrove I’m going to give you the final word. Weigh in for us, if you will, on the Affordable Care Act, how it’s affecting your business. Are you finding you’re seeing more people with that access to healthcare? Just give us your opinion.”

Toby Cosgrove: “Well we’re not seeing…we know that we had to change the healthcare organization in the United States and we had to contain the costs going across the United States and provide more access and continue to provide high quality. The Affordable Care Act is aimed at that. Now, we know that there’s going to be unintended consequences of this. We think over the next five years Congress will have to continue to deal with much of these new, unintended consequences. And we will eventually get to a higher quality and more affordable. We have to take a tremendous amount of cost out of the healthcare system right now across the United States because we’re seeing an increasing amount of technology, we’re seeing an increasing aging population. And all of those things have the potential to drive up our total bill. We have to figure out how to do it more efficiently and drive value across the entire system.”

Sue Herera: “Alright gentlemen, we’ll leave it at that. Thank you so much for joining us today, we appreciate it. Omar Ishrak, the CEO of Medtronic. Dr. Toby Cosgrove, the CEO of the Cleveland Clinic.”

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

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